EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp

Chief Executive Officer

(561) 616-3029

John Marino

President and Chief Financial Officer

(561) 616-3046

1st United Bancorp, Inc. Announces a 173% increase in Earnings for the three months ended June 30, 2013 and a 137% increase in Earnings for the six months ended June 30, 2013

Boca Raton, Fla. — July 23, 2013—(NASDAQ Global Select: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $1.8 million ($0.05 per share) for the three months ended June 30, 2013 as compared to net income of $647,000 ($0.02 per share) for the three months ended June 30, 2012. 1st United reported net income of $3.4 million ($0.10 per share) for the six months ended June 30, 2013 as compared to net income of $1.4 million ($0.04 per share) for the six months ended June 30, 2012.

Highlights for the quarter and six months ended June 30, 2013:

Financial Condition

  Total assets at June 30, 2013 were $1.55 billion, as compared to approximately $1.56 billion at March 31, 2013 and $1.57 billion at December 31, 2012. During the six months ended June 30, 2013, 1st United continued to redeploy excess liquidity by increasing total loans by $21.5 million and securities by $94.7 million.
  Total deposits at June 30, 2013 of $1.29 billion were consistent with total deposits at March 31, 2013 and December 31, 2012. Non-interest bearing deposits were approximately 35% of total deposits at June 30, 2013 as compared to approximately 34% of total deposits at March 31, 2013 and 33% of total deposits at December 31, 2012.
  Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at June 30, 2013 were 20.01%, 18.89% and 11.26%, respectively, and exceeded all regulatory requirements for “well capitalized.”

Asset Quality

  Total non-performing assets were $39.7 million (2.57% of total assets) at June 30, 2013 representing a $2.9 million decrease as compared to $42.7 million (2.73% of total assets) at March 31, 2013 and a $3.2 million decrease as compared to the December 31, 2012 balance of $42.9 million (2.74% of total assets).
  Included in the $39.7 million in non-performing assets at June 30, 2013 were $20.9 million of assets covered under loss share agreements as compared to total non-performing assets at March 31, 2013 of $42.7 million, of which $23.9 million were covered under loss share agreements. At June 30, 2013, we had approximately $1.5 million of assets under agreements to sell at no additional loss which we anticipate closing during the third quarter 2013. Excluding assets covered by FDIC loss share agreements, non-performing assets were $18.8 million (1.22% of total assets) at June 30, 2013 as compared to $18.8 million (1.20% of total assets) at March 31, 2013 and $18.3 million (1.17% of total assets) at December 31, 2012.
  Classified assets (substandard and special mention) decreased by $8.5 million from $73.4 million at March 31, 2013 to $64.8 million at June 30, 2013. Classified assets at June 30, 2013 decreased by $26.4 million from $91.3 million at December 31, 2012. These decreases were due to resolutions, including sales, payoffs and transfers to other real estate owned, as well as credit upgrades of assets which have shown continued improvement.
  Loans past due greater than 30 days and less than 90 days at June 30, 2013 were $2.8 million, representing a $1.1 million decrease as compared to the March 31, 2013 balance of $3.9 million and a $7.0 million decrease as compared to the December 31, 2012 balance of $9.8 million.

Operating Results – Quarter ended June 30, 2013

Net income of $1.8 million for the three months ended June 30, 2013 was impacted by the following:

  The net interest margin was 5.8% for the quarter ended June 30, 2013. The margin was positively impacted by increased cash flows of assets covered under loss share agreements which also included resolutions, including sales, payoffs and transfers to other real estate owned resulting in additional margin income of $5.4 million or 159 basis points. Exclusive of this, 1st United’s margin would have been approximately 4.20%.
  The provision for loan losses was $1.3 million for the quarter ended June 30, 2013.
  Net gains on sales of securities of $609,000 were realized for the quarter ended June 30, 2013.
  Net gains on sales of other real estate of $393,000 were realized for the quarter ended June 30, 2013, which primarily related to assets covered under loss share agreements.
  A charge of approximately $5.2 million was recorded during the quarter related to the income (approximately $5.4 million) from the increased cash flows on the resolution, including sales, payoffs and transfers to other real estate owned, of assets covered under FDIC loss sharing agreements, which included approximately $312,000 related to other real estate, which reduced the FDIC loss share receivable.
  1st United incurred initial merger reorganization related expenses of $128,000 related to the merger of Enterprise Bancorp, Inc. (EBI), which was completed on July 1, 2013. Expenses primarily included professional fees associated with the merger and integration of operations. Additional merger reorganization costs of up to $1.8 million are anticipated to be incurred for the third quarter of 2013.
  1st United determined to strategically close one banking center on the west coast of Florida. The banking center will close during the fourth quarter of 2013 with both customers and employees relocated to another 1st United banking center. The related expense for this closing of $404,000 was incurred during the quarter ended June 30, 2013 and includes termination of the facilities lease and related write-off of leasehold improvements and other fixed assets. The closure of this location is anticipated to produce an annualized operating expense savings of approximately $400,000 per year.
  Inclusive within non-interest expense were write-downs of $114,000 of other real estate owned to their fair values due to updated appraisals.

Operating Results – Six months ended June 30, 2013

Net income of $3.4 million for the six months ended June 30, 2013 was impacted by the following:

  The net interest margin was 5.45% for the six months ended June 30, 2013. The margin was positively impacted by increased cash flows of assets covered under loss share agreements which also included resolutions, including sales, payoffs and transfers to other real estate owned of $8.4 million or 126 basis points. Exclusive of this, 1st United’s margin would have been approximately 4.19%.
  The provision for loan losses was $2.0 million for the six months ended June 30, 2013.
  Net gains on sales of securities of $732,000 were realized for the six months ended June 30, 2013.
  Net gains on sales of other real estate of $833,000 were realized for the six months ended June 30, 2013, which primarily related to assets covered under loss share agreements.
  A charge of approximately $8.2 million was recorded during the six months related to the income (approximately $8.4 million) from increased cash flows on the resolution, including sales, payoffs and transfers to other real estate owned, of assets covered under FDIC loss sharing agreements, which included approximately $659,000 related to other real estate, which reduced the FDIC loss share receivable.
  Inclusive within non-interest expense were write-downs of $641,000 of other real estate owned to their fair values due to updated appraisals.

Management Comments:

“We are excited about our merger with Enterprise Bancorp, Inc. (“EBI”) and its wholly owned subsidiary Enterprise Bank which was completed on July 1, 2013. We acquired total loans of $160 million and deposits of $176.9 million,” said Warren S. Orlando, Chairman. “This acquisition will grow our current $1.5 billion balance sheet to approximately $1.7 billion. EBI contributed three banking centers, one of which will be closed and one of which a 1st United banking center will be merged into for a net result of one new banking center. Our continued strong capital base, liquidity and overall financial strength will continue to allow us the opportunity to continue to expand both organically as well as through potential acquisitions.”

“Our net earnings have improved to $1.8 million for the quarter ended June 30, 2013. These results included a loan provision of $1.3 million. Our margin continues to remain strong and is driven by our core deposits and low cost of funds. We currently have approximately 35% of our total deposits comprised of non-interest bearing deposits at June 30, 2013. Our gross loan portfolio increased for the second consecutive quarter. We had originations and loan advances of $77.1 million which were partially offset by payoffs and resolutions of $70.1 million. Our new loan pipeline remains strong moving into the third quarter and we continue to see increased loan production in each of the markets that we serve,” said Rudy E. Schupp, Chief Executive Officer.

“We currently estimate approximately $9.5 million in goodwill will be recorded due to the EBI acquisition. The conversion of systems will be completed by the end of the third quarter, and we estimate one-time merger and integration costs of up to $1.8 million. We are encouraged with the continued improvement in non-performing and classified assets during the quarter, with a reduction of $2.9 million in non-performing assets along with a reduction of $8.5 million in classified assets since March 31, 2013. We were pleased by the continued improvement in classified assets, though we continue to believe there will be fluctuations in this area until the overall market improves. We remain vigilant and will continue to monitor asset quality and act quickly to resolve problem assets as they are identified,” said John Marino, President and Chief Financial Officer.

For interested persons, 1st United will be hosting an investor call to review the quarterly results 10:00 a.m. Eastern Daylight Time on July 24, 2013. The number for the conference call is (800) 857-9849 (Passcode: 3183056). A replay of the conference call will be available beginning the evening of July 23, 2013 until August 7, 2013 by dialing (888) 562-2764 (domestic), using the passcode 5421.

About 1st United Bancorp, Inc.

1st United is a financial holding company headquartered in Boca Raton, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which operates 23 branches in South and Central Florida, including Brevard, Broward, Hillsborough, Indian River, Miami-Dade, Orange, Palm Beach, Pasco and Pinellas Counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3435. 1st United’s stock is listed on the NASDAQ Global Select Market under the symbol “FUBC”.

Forward Looking Statements

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: our ability to comply with the terms of loss share agreements with the FDIC; legislative and regulatory changes, including the Dodd-Frank Wall Street Reform, Consumer Protection Act and Basel III, the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision and the FDIC receivable; our ability to integrate the business and operations of companies and banks that we have acquired, and those that we may acquire in the future; the failure to achieve expected gains, revenue growth, and/or expense savings from future acquisitions; the frequency and magnitude of foreclosure of our loans; the reduction in FDIC insurance on certain non-interest bearing accounts due to the expiration of the Transaction Account Guarantee program; increased competition and its effect on pricing including the impact on our net interest margin from repeal of regulation Q; our customers’ willingness to make timely payments on their loans; the effects of the health and soundness of other financial institutions; changes in securities and real estate markets; changes in monetary and fiscal policies of the U.S. Government; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; our need and our ability to incur additional debt or equity financing; the effects of harsh weather conditions, including hurricanes, and man-made disasters; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; technological changes; negative publicity and the impact on our reputation; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; changes in accounting principles, policies, practices or guidelines; limited trading activity of our common stock; the concentration of ownership of our common stock; our ability to retain key members of management; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; other risks described from time to time in our filings with the Securities and Exchange Commission; and our ability to manage the risks involved in the foregoing. These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

	For the three month period ended June 30,
	2013	2012
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$20,546	$19,166
Interest expense	898	1,476
Net interest income	19,648	17,690
Provision for loan losses	1,300	3,100
Net interest income after provision for loan losses	18,348	14,590

Net gains on sales of OREO	393	1,218
Net gains on sales of securities	609	1,175
Adjustment to FDIC loss share receivable	(4,922)	(3,042)
Other non-interest income	1,201	1,240
Total non-interest income	(2,719)	591

Salaries and employee benefits	6,028	6,238
Occupancy and equipment	1,969	2,020
Merger reorganization expense	128	1,309
Disposal of banking center	404	—
Other non-interest expense	4,299	4,595
Total non-interest expense	12,828	14,162

Income before taxes	2,801	1,019
Income tax expense	1,034	372
Net income	$1,767	$647

PER SHARE DATA
Basic and diluted earnings per share	$0.05	$0.02

SELECTED OPERATING RATIOS
Return on average assets	0.45%	0.16%
Return on average shareholders’ equity	2.97%	1.10%
Net interest margin	5.79%	5.14%

Average assets	$1,572,022	$1,596,678
Average shareholders’ equity	$239,018	$236,032

	For the six month period ended June 30,
	2013	2012
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$38,266	$35,054
Interest expense	1,889	2,913
Net interest income	36,377	32,141
Provision for loan losses	1,950	4,400
Net interest income after provision for loan losses	34,427	27,741

Net gains on sales of OREO	833	1,953
Net gains on sales of securities	732	1,673
Adjustment to FDIC loss share receivable	(7,741)	(5,117)
Other non-interest income	2,470	2,361
Total non-interest income	(3,706)	870

Salaries and employee benefits	12,227	11,946
Occupancy and equipment	3,938	3,965
Merger reorganization expense	128	1,760
Disposal of banking center	404	—
Other non-interest expense	8,607	8,666
Total non-interest expense	25,304	26,337

Income before taxes	5,417	2,274
Income tax expense	2,029	847
Net income	$3,388	$1,427

PER SHARE DATA
Basic and diluted earnings per share	$0.10	$0.04

SELECTED OPERATING RATIOS
Return on average assets	0.44%	0.19%
Return on average shareholders’ equity	2.87%	1.27%
Net interest margin	5.45%	4.95%

Average assets	$1,561,740	$1,499,248
Average shareholders’ equity	$238,363	$225,864

SELECT FINANCIAL DATA (unaudited)	June 30, 2013	December 31, 2012
	(Amounts in thousands, except per share data)

BALANCE SHEET DATA
Total assets	$1,545,299	$1,566,779
Gross loans	934,634	913,168
Allowance for loan losses	10,063	9,788
Net loans	924,727	903,600
Cash and cash equivalents	79,111	207,117
Securities available for sale	354,869	260,122
Other real estate owned	18,104	19,529
Goodwill and other intangible assets	61,429	61,767
FDIC loss share receivable	35,249	46,735
Deposits	1,292,118	1,303,022
Non-interest bearing deposits	447,207	426,968
Shareholders’ equity	232,589	236,690

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	15.05%	15.11%
Non-accrual and loans past due greater than 90 days loans/total loans	2.31%	2.56%
Allowance for loan losses/total loans	1.08%	1.07%
Allowance for loan losses/non-accrual loans	46.55%	45.94%
Leverage ratio	11.26%	11.44%
Tier 1 risk based capital	18.89%	21.21%
Total risk based capital	20.01%	22.43%
Book value per share	$6.78	$6.95
Number of shares of outstanding common stock	34,287,056	34,070,270